424(b)(3)
                                                                 No. 33-90998-01
                          CNL INCOME FUND XVIII, LTD.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 9, 1997 and the Prospectus Supplement dated August 6, 1997. This Supplement replaces the Supplement dated August 26, 1997. CAPITALIZED TERMS USED IN THIS SUPPLEMENT HAVE THE SAME MEANING AS IN THE PROSPECTUS UNLESS OTHERWISE STATED HEREIN.

         ALL SUBSCRIPTIONS ARE FOR THE PURCHASE OF UNITS OF CNL INCOME FUND XVIII, LTD. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

         Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of September 17, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after September 17, 1997, will be reported in a subsequent Supplement.

                                  THE OFFERING

SUBSCRIPTION PROCEDURES

         As of September 17, 1997, CNL XVIII had received total subscription proceeds of $27,733,249 (2,773,325 Units) from 1,292 Limited Partners. As of September 17, 1997, the proceeds had been invested or committed for investment in 20 Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses. As of September 17, 1997, CNL XVIII had incurred $1,247,996 in Acquisition Fees to an Affiliate of the General Partners.

                                    BUSINESS

PROPERTY ACQUISITIONS

         Between July 19, 1997 and September 17, 1997, CNL XVIII acquired one Property consisting of land and building. The Property is a Golden Corral Property (in Destin, Florida). For information regarding the 19 Properties acquired by CNL XVIII prior to July 19, 1997, see the Prospectus dated May 9, 1997 and the Prospectus Supplement dated August 6, 1997.

         In connection with the purchase of this Property, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreement is described in the section of the Prospectus entitled "Business - Description of Leases." For this Property, which is to be constructed, CNL XVIII has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."

         The following table sets forth the location of the one Property consisting of land and building acquired by CNL XVIII from July 19, 1997 through September 17, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of the Property.






SEPTEMBER 24, 1997                                  PROSPECTUS DATED MAY 9, 1997

                             PROPERTY ACQUISITIONS
                 FROM JULY 19, 1997 THROUGH SEPTEMBER 17, 1997


                                                      Lease Expiration
Property Location               Purchase      Date         and              Minimum                              Option
and Competition                 Price (1)   Acquired  Renewal Options    Annual Rent (2)  Percentage Rent      To Purchase
-----------------               ---------   --------  ----------------   ---------------  ---------------      -----------
GOLDEN CORRAL                   $546,572    09/17/97  03/2013; four      10.75% of Total  for each lease year, during the
(the "Destin Property")         (excluding            five-year renewal  Cost (4)         5% of the amount     first through
Restaurant to be constructed    development           options                             by which annual      seventh lease
                                costs) (3)                                                gross sales exceed   years and the
The Destin Property is located                                                            $2,798,367 (5)       tenth through
on the northeast quadrant of                                                                                   fifteenth lease
Highway 98 and Beach Drive, in                                                                                 years only
Destin, Okaloosa County,
Florida, in an area of mixed
retail, commercial, and
residential development. Other
fast-food and family-style
restaurants located in
proximity to the Destin
Property include a Burger
King, a McDonald's, and a
local restaurant.


---------------------------------------
FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of the construction Property acquired, once the building is constructed, is set forth below:

         Property                   Federal Tax Basis
         --------                   -----------------
         Destin Property               $1,029,000

(2) For the Destin Property, minimum annual rent will become due and payable on the earlier of (i) 180 days after execution of the lease,
         (ii) the date the certificate of occupancy for the restaurant is issued, or (iii) the date the restaurant opens for business to the public. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the Destin Property, as described above, interim rent equal to ten percent per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property shall accrue and be payable in a single lump sum at the time of final funding of the construction costs.

(3) The development agreement for the Property which is to be constructed provides that construction must be completed no later than the date set forth below. The maximum cost to CNL XVIII (including the purchase price of the land (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

         Property        Estimated Maximum Cost  Estimated Final Completion Date
         --------        ----------------------  -------------------------------

         Destin Property       $1,628,391                March 16, 1998

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

PENDING INVESTMENTS

         As of September 17, 1997, CNL XVIII had an initial commitment to acquire one property consisting of land and building. The acquisition of this property is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that this property will be acquired by CNL XVIII. If acquired, the lease of this property is expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

         Set forth below are summarized terms expected to apply to the lease for this property. More detailed information relating to this property and its related lease will be provided at such time, if any, as the property is acquired.


                         Lease Term and
Property                 Renewal Options       Minimum Annual Rent        Percentage Rent      Option to Purchase
--------                 ---------------       -------------------        ---------------      ------------------
Ground Round             20 years; five        10.25% of CNL XVIII's           (1)             at any time after the
Rochester, NY            five-year renewal     total cost to purchase                          seventh lease year
Existing restaurant      options               the property


---------------------------------
FOOTNOTES:

(1) For each lease year, percentage rent shall be calculated upon the amount by which gross sales exceed a to be determined breakpoint (base sales) as follows; 6% for an increase of 0% to 33.33% above base sales, 5.5% for an increase of 33.34% to 66.7% above base sales, and 5% for an increase of 66.8% to 100% above base sales. For increases in gross sales in excess of 100%, percentage rent shall decrease by .5% for every additional 33.33% increase above base sales.

                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                          CNL INCOME FUND XVIII, LTD.
                       PROPERTIES ACQUIRED FROM INCEPTION
                           THROUGH SEPTEMBER 17, 1997
        FOR THE PERIOD OCTOBER 12, 1996 (THE DATE OPERATIONS COMMENCED)
                     THROUGH DECEMBER 31, 1996 (UNAUDITED)


         The following statement presents unaudited estimated taxable operating results of each Property acquired by CNL XVIII from inception through September 17, 1997. The statement presents estimated taxable operating results for each Property that was operational as if the Property had been acquired and operational on October 12, 1996 (the date CNL XVIII commenced operations) through December 31, 1996. The statement should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.



                                          Burger King          Golden Corral            Jack in the Box         Jack in the Box
                                          Kinston, NC        Houston #1, TX (7)        Echo Park, CA (6)       Henderson, NV (6)
                                          -----------        ------------------        -----------------       -----------------
Estimated Taxable Operating Results:

Base Rent (1)                              $ 19,862               (5)                       (5)                     (5)

Management Fees (2)                            (199)              (5)                       (5)                     (5)

General and Administrative
  Expenses (3)                                 (993)              (5)                       (5)                     (5)
                                           --------

Estimated Cash Available from
  Operations                                 18,670               (5)                       (5)                     (5)

Depreciation Expense (4)                     (3,660)              (5)                       (5)                     (5)
                                           --------

Estimated Taxable Operating Results        $ 15,010               (5)                       (5)                     (5)
                                           ========



                                 SEE FOOTNOTES


                                             Jack in the Box         Golden Corral         Boston Market        Black-eyed Pea
                                           Centerville, TX (6)     Galveston, TX (7)        Raleigh, NC          Atlanta, GA
                                           -------------------     -----------------       -------------        ------------

Estimated Taxable Operating Results:

Base Rent (1)                                    (5)                    (5)                  $ 27,144              $ 15,358

Management Fees (2)                              (5)                    (5)                      (271)                 (154)

General and Administrative
  Expenses (3)                                   (5)                    (5)                    (1,357)                 (768)
                                                                                             --------              --------

Estimated Cash Available from
  Operations                                     (5)                    (5)                    25,516                14,436

Depreciation Expense (4)                         (5)                    (5)                    (2,672)               (3,596)
                                                                                             --------              --------

Estimated Taxable Operating Results              (5)                    (5)                  $ 22,844              $ 10,840
                                                                                             ========              ========




                                 SEE FOOTNOTES



                                        Golden Corral           Boston Market          On The Border         Boston Market
                                          Stow, OH             San Antonio, TX        San Antonio, TX        Minnetonka, MN
                                        -------------          ---------------        ---------------        --------------
Estimated Taxable Operating Results:

Base Rent (1)                               $42,009                (5)                     (5)                   (5)

Management Fees (2)                            (420)               (5)                     (5)                   (5)

General and Administrative
  Expenses (3)                               (2,100)               (5)                     (5)                   (5)
                                           --------

Estimated Cash Available from
  Operations                                 39,489                (5)                     (5)                   (5)

Depreciation Expense (4)                     (7,047)               (5)                     (5)                   (5)
                                           --------

Estimate Taxable Operating Results         $ 32,442                (5)                     (5)                   (5)
                                           ========







                                 SEE FOOTNOTES



                                          Wendy's          Boston Market            Jack in the Box              Golden Corral
                                        Sparta, TN         Timonium, MD            Houston #2, TX (6)        Elizabethtown, KY (7)
                                        ----------         -------------           ------------------        ---------------------
Estimated Taxable Operating Results:

Base Rent (1)                             (5)                  (5)                      (5)                        (5)

Management Fees (2)                       (5)                  (5)                      (5)                        (5)

General and Administrative
  Expenses (3)                            (5)                  (5)                      (5)                        (5)

Estimated Cash Available from
  Operations                              (5)                  (5)                      (5)                        (5)

Depreciation Expense (4)                  (5)                  (5)                      (5)                        (5)

Estimate Taxable Operating Results        (5)                  (5)                      (5)                        (5)






                                 SEE FOOTNOTES






                                             IHOP                       Arby's                     IHOP              Golden Corral
                                      Santa Rosa, CA (8)            Lexington, NC           Bridgeview, IL(8)        Destin, FL (7)
                                      ------------------            -------------           -----------------        --------------
Estimated Taxable Operating Results:

Base Rent (1)                               $ 28,547                   $ 13,861                  $ 31,579                  (5)

Management Fees (2)                             (285)                      (139)                     (316)                 (5)

General and Administrative
  Expenses (3)                                (1,427)                      (693)                   (1,579)                 (5)
                                            --------                   --------                   -------

Estimated Cash Available from
  Operations                                  26,835                     13,029                    29,684                  (5)

Depreciation Expense (4)                      (4,678)                    (2,499)                   (6,267)                 (5)
                                            --------                   --------                  --------

Estimate Taxable Operating Results          $ 22,157                   $ 10,530                  $ 23,417                  (5)
                                            ========                   ========                  ========




                                 SEE FOOTNOTES

                                                        Total
                                                        -----
Estimated Taxable Operating Results:

Base Rent (1)                                         $178,360

Management Fees (2)                                     (1,784)

General and Administrative
  Expenses (3)                                          (8,917)
                                                       -------

Estimated Cash Available from
  Operations                                           167,659

Depreciation Expense (4)                               (30,419)
                                                       -------

Estimate Taxable Operating Results                    $137,240
                                                      ========


FOOTNOTES:

(1) Represents rental income from leases for seven of the 20 Properties acquired from inception through September 17, 1997, which were operational at the time acquired by CNL XVIII, for the period commencing October 12, 1996 (the date CNL XVIII commenced operations) through December 31, 1996. The 13 Properties acquired by CNL XVIII that are under construction are not presented due to the fact that they were not operational for the period presented.

(2) The Properties are managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate receives an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) This Property is under construction and therefore was not operational for the period presented. The development agreements for the Properties which are to be constructed or renovated, provide that construction or renovation must be completed no later than the dates set forth below:

         Property                      Estimated Final Completion Date
         --------                      -------------------------------
         Houston #1 Property           June 25, 1997
         Echo Park Property            July 6, 1997
         Henderson Property            July 6, 1997
         Centerville Property          July 7, 1997
         Galveston Property            July 21, 1997
         San Antonio #1 Property       October 13, 1997
         San Antonio #2 Property       October 14, 1997
         Minnetonka Property           October 26, 1997
         Sparta Property               August 28, 1997
         Timonium Property             November 4, 1997
         Houston #2 Property           November 5, 1997
         Elizabethtown Property        November 17, 1997
         Destin Property               March 16, 1998

(6) The lessee of the Echo Park, Henderson, Centerville and Houston #2 Properties is the same unaffiliated lessee.

(7) The lessee of the Houston #1, Galveston, Elizabethtown and Destin Properties is the same unaffiliated lessee.

(8) The lessee of the Santa Rosa and Bridgeview Properties is the same unaffiliated lessee.